August 2008 Pricing Sheet dated August 7, 2008 relating to Preliminary Terms No. 746 dated August 7, 2008 to Registration Statement No. 333-131266 Filed pursuant to Rule 433
STRUCTURED INVESTMENTS
Opportunities in Equities

Trigger PLUS based on the Market Vectors—Russia ETF due August 16, 2010
Performance Leveraged Upside SecuritiesSM

PRICING TERMS – AUGUST 7, 2008
Issuer:	Morgan Stanley
Maturity date:	August 16, 2010
Underlying shares:	Shares of the Market Vectors—Russia ETF
Aggregate principal amount:	$2,210,000
Payment at maturity:	If the final share price is greater than the initial share price,
$10 + ($10 x leverage factor x share percent increase)
In no event will the payment at maturity exceed the maximum payment at maturity.
If the final share price is less than or equal to the initial share price but the closing share price has not decreased to or below the trigger level on any day during the observation period,
$10
If the final share price is less than or equal to the initial share price and the closing share price has decreased to or below the trigger level on any day during the observation period,
$10 x share performance factor
This amount will be less than or equal to the stated principal amount of $10, which may result in a loss of some or all of your investment.
Leverage factor:	200%
Share percent increase:	(final share price – initial share price) / initial share price
Share performance factor:	final share price / initial share price
Initial share price:	$42.30
Final share price:	The closing share price of one underlying share on the valuation date times the adjustment factor on such date
Maximum payment at maturity:	$13.50 per Trigger PLUS (135% of the stated principal amount)
Adjustment factor:	1.0, subject to adjustment in the event of certain events affecting the underlying shares
Valuation date:	August 12, 2010, subject to adjustment for certain market disruption events
Closing share price:	On any day, the price of one underlying share at the market close on such day times the adjustment factor
Trigger level:	$33.84, which is 80% of the initial share price
Observation period:	Each trading day on which there is no market disruption event with respect to the underlying shares from but excluding the pricing date to and including the valuation date
Stated principal amount:	$10 per Trigger PLUS
Issue price:	$10 per Trigger PLUS
Pricing date:	August 7, 2008
Original issue date:	August 14, 2008 (5 business days after the pricing date)
CUSIP:	617480769
Listing:	The Trigger PLUS will not be listed on any securities exchange.
Agent:	Morgan Stanley & Co. Incorporated
Commissions and Issue Price:	Price to Public	Agent’s Commissions(1)	Proceeds to Company
Per Trigger PLUS	$10	$0.15	$9.85
Total	$2,210,000	$33,150	$2,176,850
(1)     For additional information, see “Plan of Distribution” in the accompanying prospectus supplement for PLUS.

You should read this document together with the preliminary terms describing the offering and the related prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

Preliminary Terms No. 746 dated August 7, 2008
Amendment No. 2 to Prospectus Supplement for PLUS dated October 24, 2007
Prospectus dated January 25, 2006

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in this offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.